

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

George Ng
Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, MD 21076

>   **Re: Processa Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 21, 2024**
>   **File No. 333-279588**

Dear George Ng:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Dickerson at 202-551-8013 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Michael B. Kirwan, Esq.